Exhibit 99.1

March 5, 2021	100 University Avenue, 8th Floor
Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities
    New York Stock Exchange

Subject: IAMGOLD CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 30, 2021
Record Date for Voting (if applicable) :	March 30, 2021
Beneficial Ownership Determination Date :	March 30, 2021
Meeting Date :	May 04, 2021
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	450913108	CA4509131088

Sincerely,

Computershare
Agent for IAMGOLD CORPORATION